

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 1, 2018

Mr. David Zales
General Counsel and Chief Compliance Officer
SRS Investment Management, LLC
One Bryant Park, 39th Floor
New York, NY 10036

> **Re:** **Avis Budget Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 23, 2018 by SRS Investment Management, LLC, Karthik R.**
> **Sarma, Brian Choi, Matthew Espe, Jagdeep Pahwa, Carl Sparks and Sanoke**
> **Viswanathan**
> **File No. 001-10308**

Dear Mr. Zales:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Background of this Proxy Solicitation, page 3

1. A reasonable factual basis must exist for each opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide support for the following statements, including how SRS members have acted separately or differently than non-SRS members on these matters:

    - "The non-SRS members of the Board have not held management accountable for its recurring failure to deliver on operating and financial targets."

- "The non-SRS members of the Board have taken no meaningful action to address the failure to satisfy the commitments it made to stockholders …."
- "The non-SRS members of the Board have, in our opinion, exhibited inaction and a startling lack of urgency …."

2. Disclosure indicates that "[d]ue to [y]our pressure to have the Company remove the Poison Pill *in the interests of stockholders*, on May 3, 2017, [you] entered into an Amended and Restated Cooperation Agreement … with Avis, pursuant to which … the Company agreed that its previously announced Poison Pill would expire concurrent with execution of the Amended Cooperation Agreement." Please revise to clarify how you were acting in the interests of all stockholders by entering the Amended and Restated Cooperation Agreement or remove such implication.

Proposal 1: Election of Directors, page 5

3. Please disclose Mr. Espe's principal occupation or employment in 2017. See Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K.

4. It appears that Mr. Sparks ceased to be the Chief Executive Officer and a director of Academic Partnerships in December 2017. If so, please revise your disclosure accordingly and disclose his present principal occupation or employment.

5. It appears that Mr. Choi has been a member of the Board's Compensation Committee since January 2016. If so, please provide the disclosure required by Item 407(e)(4) of Regulation S-K. See Item 8 of Schedule 14A.

6. Disclosure indicates that "in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the GOLD proxy card will be voted for a substitute candidate selected by us." Please disclose whether the participants are first required to identify or nominate such substitute nominee in accordance with the Company's advance notice bylaw. If no substitute nominee could be lawfully introduced at this stage of the solicitation, please revise to remove any implication that the potential exists for proxy holders to vote for substitute nominees.

Proposal 3: Advisory Vote on the Compensation of Named Executive Officers, page 11

7. We note the following criticisms of the Company's compensation packages: "We believe that the Company's NEO compensation packages may have contributed to a culture of complacency … we believe … that the Company, and its stockholders, would benefit from greater alignment of incentive pay with performance, including, for instance removing the 'lock-in' feature that was recently implemented into the long-term incentive awards payable to the Company's NEOs, which, in SRS's opinion, provides a windfall to such NEOs while not encouraging them to reach their maximum long term incentive

targets." Please provide support for these opinions and beliefs and disclose whether any SRS nominee (e.g., Mr. Choi as a member of the Compensation Committee) participated in the decisions you are criticizing.

Annex 1: Information on the Participants, page 17

8. Please provide all the information required by Item 5(b)(1)(viii) of Schedule 14A for the cash-settled equity swaps and option contracts referenced in this section. In providing the details thereof, as required by Item 5(b)(1)(viii), please disclose any arrangements or understandings with respect to the voting or disposition of any shares underlying these swaps or options.

Form of Gold Proxy Card

9. Since the election of directors is contested and subject to a plurality voting standard, please remove the option to "abstain" from voting on the election of directors or advise us why you believe an option to "abstain" is appropriate. Refer to Rule 14a-4(b)(2).

10. Please clarify the voting options with respect to Proposal 3.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Eleazer Klein, Esq.
        Marc Weingarten, Esq.
        Brandon Gold, Esq.
        Schulte Roth & Zabel LLP